UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Antero Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03674X 106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X 106

1	Name of Reporting Person: Glen C. Warren, Jr. I.R.S. Identification Number of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 220,965,909(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 220,965,909(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,965,909(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 84.3%(2)(3)

12	Type of Reporting Person IN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to all shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) reported except to the extent of his pecuniary interest therein.

(2)                                 See Item 4 below.

(3)                                 Calculations are based upon 262,049,659 shares of Common Stock outstanding, as of December 31, 2013.

Item 1(a).	Name of Issuer. The name of the issuer is Antero Resources Corporation, a Delaware corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 1625 17th Street, Denver, Colorado 80202.

Item 2(a).	Names of Persons Filing. This Schedule 13G is filed on behalf of Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary of the Issuer.
Item 2(b).	Address or Principal Business Office or, if none, Residence. The principal business address of Mr. Warren is 1625 17th Street, Denver, Colorado 80202.
Item 2(c).	Citizenship. Mr. Warren is a citizen of the United States.
Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number. 03674X 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Antero Resources Investment LLC, a Delaware limited liability company (“Antero Investment”), directly owns 220,965,909 shares of Common Stock, which represents approximately 84.3% of the outstanding shares of Common Stock.

Mr. Warren holds a direct membership interest in Antero Investment and a direct membership interest in Antero Resources Employee Holdings LLC, which holds a direct membership interest in Antero Investment. Mr. Warren may be deemed to have shared voting and dispositive power with respect to the 220,965,909 shares of Common Stock held directly by Antero Investment.

Mr. Warren expressly disclaims beneficial ownership with respect to all shares of Common Stock reported except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Securities and Exchange Act of 1934.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014	Glen C. Warren, Jr.

	By:	/s/ Glen C. Warren, Jr.
	Name:	Glen C. Warren, Jr.

[Signature Page – Schedule 13G]